UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42604

TMD ENERGY LIMITED

(Registrant’s Name)

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement and Completion of Initial Public Offering

On March 31, 2025, the registration statement on Form F-1, as amended (File No. 333-283704), originally filed with the Securities and Exchange Commission (the “Commission”) on December 10, 2024 (the “Registration Statement”) relating to the initial public offering (“IPO”) of TMD Energy Limited (the “Company”) was declared effective by the Commission. In connection therewith, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Maxim Group LLC (as representatives of the underwriters named therein), dated April 21, 2025, attached as Exhibit 1.1 hereto and incorporated herein by reference.

On April 22, 2025, the Company consummated the IPO of 3,100,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) at a price of $3.25 per Ordinary Share (the “Offering Price”), pursuant to the Underwriting Agreement. The underwriters were granted a 45-day option to purchase up to additional 465,000 Ordinary Shares to cover over-allotments, if any.

Other Events

On April 3, 2025, in connection with the IPO, the Company filed its Amended and Restated Memorandum of Association and Amended and Restated Articles of Association with the Registrar of Companies in Cayman Islands, copies of which are attached as Exhibit 3.1 hereto, respectively, and are incorporated by reference herein.

On April 21, 2025, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 to this report. On April 22, 2025, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.2 to this report.

EXHIBITS

Exhibit No.	Description
1.1	Underwriting Agreement dated April 21, 2025
3.1	Amended and Restated Memorandum and Articles of Association of the Company
99.1	Press Release, dated April 21, 2025
99.2	Press Release, dated April 22, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMD Energy Limited

	By:	/s/ Dato’ Sri Kam Choy Ho
	Name:	Dato’ Sri Kam Choy Ho
Date: April 23, 2025	Title:	Director and Chief Executive Officer